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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For August 2, 2002

Delano Technology Corporation
(Exact name of registrant as specified in its charter)

Ontario, Canada (State or other jurisdiction of incorporation or organization)	0-29203 (Commission File Number)	98-0206122 (I.R.S. employer identification no.)
302 Town Centre Boulevard Markham, Ontario, Canada (Address of principal executive offices)		L3R 0E8 (Zip code)
(905) 947-2222 (Registrant's telephone number, including area code)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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        Pursuant to the Combination Agreement, dated as of March 12, 2002, as amended, between Delano Technology Corporation, an Ontario corporation ("Delano" or the "Company") and divine, inc. ("divine"), a Delaware corporation, Delano was acquired by divine on July 31, 2002. The acquisition was approved at a special meeting of Delano shareholders on July 25, 2002, and received Canadian court approval on July 30, 2002. divine issued a news release announcing the acquisition of Delano on August 1, 2002, which is filed as Exhibit 99.1 hereto and incorporated by reference herein. Also attached hereto and incorporated herein by reference is Delano's Material Change Report, dated August 1, 2002, and filed as Exhibit 99.2 hereto.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned authorized officer.

Delano Technology Corporation
Toronto, Ontario Date: August 2, 2002	By:	/s/ JUDE M. SULLIVAN Jude M. Sullivan President

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Exhibit Index

Exhibit No.	Description
99.1	divine, inc. News Release, dated August 1, 2002
99.2	Delano Material Change Report, dated August 1, 2002

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SIGNATURES
Exhibit Index